The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-148142
SUBJECT TO COMPLETION, DATED JUNE 1, 2009
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 28, 2008

20,000,000 Shares

Cal Dive International, Inc.

Common Stock

The shares of our common stock are being sold by the selling stockholder identified in this prospectus supplement. We will not receive any proceeds from this sale of our common stock.

Our common stock is listed for trading on the NYSE under the symbol “DVR.” On May 29, 2009, the last reported sale price of our common stock on the NYSE was $10.09 per share.

The underwriters have an option to purchase a maximum of 3,000,000 additional shares from the selling stockholder to cover over-allotments of shares.

Investing in our common stock involves risks.  Before you buy shares of our common stock, you should read the discussion of material risks to which we and our business are subject that are described in “Risk Factors” beginning on page S-11 of this prospectus supplement.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Selling Stockholder

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about June   , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Merrill Lynch & Co.

Co-Managers

Raymond James	Johnson Rice & Company L.L.C.

The date of this prospectus supplement is June   , 2009.

You should rely solely on the information contained in this prospectus supplement, the accompanying prospectus, or in any related free writing prospectus issued by us and the documents incorporated by reference herein or therein. We and the selling stockholder have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, any related free writing prospectus issued by us, or any document incorporated by reference herein or therein is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, provides more general information about us and our business, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should read carefully both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to (i) “Helix” and “selling stockholder” shall mean Helix Energy Solutions Group, Inc., our parent corporation, and (ii) “the company,” “our company,” “the registrant,” “we,” “our,” “us” and “Cal Dive International” shall mean Cal Dive International, Inc., its subsidiaries and the predecessor shallow water marine contracting business operated by Helix prior to our formation. On March 6, 2006, Helix changed its corporate name from “Cal Dive International, Inc.” to “Helix Energy Solutions Group, Inc.,” at which time the “Cal Dive International, Inc.” name was transferred to us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend that all such forward-looking information be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus supplement or the accompanying prospectus or may be incorporated in this prospectus supplement or the accompanying prospectus by reference to other documents and may include statements for the period following the completion of this offering. Our representatives may also make forward-looking statements. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including projections of future performance, statements regarding our future financial position, business strategy, budgets, projected costs and savings, forecasts of trends, and statements of management’s plans and objectives and other matters. These forward-looking statements do not relate strictly to historic or current facts and often use words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” and other words and expressions of similar meaning.

When we or our representatives make any such statements, we or the person making them believes that the assumptions underlying the expression of such expectations are reasonable. We caution readers that these statements are not guarantees of future performance, and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include: changes in current economic and financial market conditions, changes in commodity prices for natural gas and oil, changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our high level of indebtedness, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, risks associated with our relationship with Helix Energy Solutions Group, Inc., and other factors described in more detail under the heading “Risk Factors.”

Accordingly, we give no assurance that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact, if any, they will have on our results of operations or financial condition. Except for our ongoing obligations under the federal securities laws, we do not intend and undertake no obligation to update or revise any forward-looking statements.

S-ii

SUMMARY

The following summary does not contain all of the information you should consider before buying shares of our common stock and is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the materials filed with the Securities and Exchange Commission that are considered to be part of this prospectus supplement and the accompanying prospectus. You should read this prospectus supplement and the accompanying prospectus carefully, including “Risk Factors,” and the documents incorporated by reference herein and therein before making an investment decision.

Cal Dive International, Inc.

Overview

We are a marine contractor that provides manned diving, pipelay and pipe burial, platform installation and platform salvage services to a diverse customer base in the offshore oil and natural gas industry. Our complementary services offer an integrated solution to our customers, especially for complex subsea projects. Our headquarters are located in Houston, Texas.

Our global footprint encompasses operations in the Gulf of Mexico Outer Continental Shelf (or OCS), the Northeastern U.S., Latin America, Southeast Asia, Australia, the Middle East, India and the Mediterranean. We currently own and operate a diversified fleet of 31 vessels, including 21 surface and saturation diving support vessels, six pipelay/pipebury barges, one dedicated pipebury barge, one combination derrick/pipelay barge and two derrick barges.

We were organized in February 2006 as a Delaware corporation to facilitate the transfer to us by Helix of its shallow water marine contracting business. Previously, we were an unincorporated division of Helix. In December 2006, we completed an initial public offering of approximately 22 million shares of our common stock, which we listed on the New York Stock Exchange under the symbol “DVR.” Upon completion of our initial public offering, Helix’s percentage ownership interest declined to approximately 73.0% of the total voting power of our common stock.

On December 11, 2007, we completed an acquisition of Horizon Offshore, Inc., or Horizon, with Horizon becoming our wholly-owned subsidiary. We issued approximately 20.3 million shares of common stock and paid approximately $300 million in cash to the former Horizon stockholders upon completion of the acquisition. After giving effect to the additional shares issued in connection with the Horizon transaction, Helix’s percentage ownership interest further declined to approximately 58.5% of the total voting power of our common stock.

On January 28, 2009, we repurchased and retired approximately 13.6 million shares of common stock from Helix for approximately $86 million. Upon completion of that repurchase, Helix’s percentage ownership interest further declined to approximately 50.8% of the total voting power of our common stock.

We have entered into an agreement with Helix under which, simultaneously with and conditioned upon closing of this offering, we will repurchase directly from Helix that number of shares of our common stock equal to $14 million divided by the per share price at which Helix sells our shares under this prospectus supplement and the accompanying prospectus, all of which we intend to retire. Following the completion of this offering (and assuming our completion of the repurchase and retirement of $14 million of our shares from Helix as described above at an assumed share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009, and the exercise of the underwriters’ over-allotment option in full), Helix’s percentage ownership interest will further decline to approximately 25% of the total voting power of our common stock, or 29% if the underwriters’ over-allotment option is not exercised.

Our Services

Since 1975, Cal Dive has provided essential marine contracting services in support of the oil and natural gas infrastructure throughout the production lifecycle, including production platforms, risers, subsea production systems and pipelines. Our fleet of vessels is one of the largest and most capable in the world and our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms.

Our diving services include saturation, surface and mixed gas diving. Collectively, these enable us to provide a full complement of manned diving services in water depths of up to 1,000 feet. We provide our saturation diving services through our fleet of eight saturation diving vessels and ten portable saturation diving systems. A number of these vessels have capabilities such as dynamic positioning, or DP, hyperbaric rescue chambers, multi-chamber systems for split-level operations and moon pool deployment, which allow us to operate effectively in challenging offshore environments. We also provide surface and mixed gas diving services in water depths that are typically less than 300 feet through our 13 surface diving vessels. We believe that our fleet of diving support vessels is the largest in the world.

We provide pipelay and pipebury services with our six pipelay/pipebury barges. These barges are able to install, bury and repair pipelines having outside diameters of up to 36 inches, and employ conventional S-lay technology that is appropriate for operating on the Gulf of Mexico OCS and the international areas where we currently operate. Pipelay and pipe burial operations typically require extensive use of our diving services with divers regularly inspecting the pipeline while it is being laid; therefore, we consider these services to be complementary.

Jet sleds, which are either self-propelled or towed behind pipelay/pipebury barges, are used to bury pipelines. For larger pipe burying projects, or where deeper trenching is required, we typically use our dedicated pipebury barge. We also own and operate a pipeline plow which we use to bury pipelines in areas where jetting is not allowed due to environmental concerns.

We provide platform installation and salvage services utilizing our two derrick barges which are equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, our derrick barges are used to disassemble and remove platforms and prepare them for salvage or refurbishment. Our two derrick barges have lift capacities of 1,000 and 500 tons, respectively. We also have a 360-foot long and 100-foot wide combination derrick/pipelay vessel with a lift capacity of 1,200 tons, which we use to install up to 36” diameter pipe, and to install and remove offshore fixed platforms.

We offer our diving, pipelay and derrick barge services to our client base on an integrated basis, which enhances our service offerings to the markets we serve, especially for complex subsea projects. We believe the combination of scheduling flexibility afforded to us by our large diversified fleet of vessels, the wide range of capabilities of our assets, our superior operating capabilities and the advanced technical skills of our personnel distinguishes us from our competitors on the Gulf of Mexico OCS and the international offshore markets in which we operate.

Our Competitive Strengths

Our competitive strengths include:

•	Leader in the Gulf of Mexico OCS diving services market. We believe the size and diversified capabilities of our fleet, and our workforce of approximately 1,000 diving and marine personnel worldwide, make us the market leader for diving services on the Gulf of Mexico OCS and contribute to our significant share of diving services contracts in this market. Our strategy is to achieve a similar leadership position in international offshore markets given the broad scope of our operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise.

•	Diversified operating capabilities provide clients with an integrated solution. We offer a comprehensive range of manned diving, pipelay and pipe burial services and derrick barge services. These services are complementary since pipeline and platform installation and decommissioning work require significant diving support. As a result, we are able to enter into contracts to provide a full range of these services on an integrated basis for a particular project. We believe this approach makes us more accountable to our customers and allows for a more seamless transition between phases of the work. It also enhances utilization of our fleet and gives us greater control over operational and commercial risk than we would otherwise possess if we subcontracted a significant portion of the scope of such work to third parties.

•	Highly skilled workforce. The quality of our workforce has been, and will continue to be, a vital contributor to our success. We invest significant resources in training programs to ensure that our divers, offshore workforce and support staff have the best technical, operational and safety skills in the industry. This investment in our workforce enhances our ability to deliver innovative solutions to our customers. In addition, we have been successful with retention of our employees as a result of our leadership position among the competitors in our market. Employee retention is a significant challenge in our industry given the intense competition for skilled labor. Industry practice, which we follow, is to compensate divers based on their logged diving time, so divers and others are strongly incentivized to work for us because of our high vessel utilization, which is driven by our relationships with the most active Gulf of Mexico producers and our proven operating history. We believe these factors, along with our commitment to effective training and safety, help us to attract and retain skilled employees.

•	Excellent, long-standing customer relationships. We have built a reputation as a premier marine contractor during our more than 30 years of operating in the Gulf of Mexico. We have developed a large and stable customer base, which includes virtually all of the top 20 energy producers in the Gulf of Mexico, by consistently providing superior and comprehensive services on schedule while maintaining a strong safety track record.

•	Successful acquisition track record. We have a proven track record of identifying and executing acquisitions that complement our fleet and workforce and enhance our service capabilities. In 2005, we added 13 vessels, including three premium saturation diving vessels, and two portable saturation diving systems to our fleet. In July 2006, we completed the acquisition of six portable saturation diving systems and 15 surface diving systems operating primarily in the Middle East, Southeast Asia and Australia from Singapore-based Fraser Diving. Most recently, in December 2007 we completed the acquisition of Horizon, which added eight construction barges and one multi-service vessel to our fleet, and significantly enhanced our pipelay and pipe burial, installation, decommissioning and salvage services capabilities. We attribute much of the growth of our business to our successful acquisitions, and we believe that acquisitions will remain a key component of our growth strategy. Furthermore, we believe that our ability to integrate acquisitions efficiently is one of our core organizational competencies. We have consistently demonstrated the ability to add to our revenue base and retain key personnel from acquired businesses, while improving margins by leveraging our existing cost structure.

•	Proven management team with extensive experience in the marine contracting business. Most of our executive officers and senior managers have spent the majority of their respective careers in the marine contracting business, working at various levels of the industry in the Gulf of Mexico and internationally. This senior management team, which has an average of 24 years of industry experience, includes recognized leaders in diving services and offshore marine construction. We believe the knowledge and experience of our management team provides a valuable competitive advantage.

Our Business Strategy

The principal elements of our strategy include:

•	Strengthening our position as the premier provider of integrated diving and construction services to the offshore oil and natural gas industry. As evidenced by our acquisition of Horizon in December 2007, we seek to expand our leadership position in the marine construction market by enhancing the capabilities of our existing assets, opportunistically acquiring complementary assets or businesses and continuing to provide a high level of customer service. In the first year following the Horizon acquisition, approximately 35% of our revenues were derived from projects for which we provided an integrated diving and construction barge solution to our clients, including two significant contract awards. We were awarded a contract with a leading independent oil and gas exploration and production company for integrated derrick barge and diving services, involving salvage preparation and platform salvage work for hurricane damaged structures in the Gulf of Mexico. The project is expected to generate total revenues of approximately $158 million. We were also awarded a contract to install, trench, backfill, tie-in, and pre-commission a natural gas pipeline off the coast of the Northeastern United States. The project is expected to generate total revenues of approximately $151 million and utilize four of our key assets, including a pipelay barge, derrick barge and two dive support vessels. We performed a portion of these projects in 2008, and the remainder of work will be completed during the remainder of 2009.

•	Expanding into high-growth international markets through acquisitions. Several international regions, such as Latin America, the Middle East, Southeast Asia and Australia, offer excellent growth potential over the long term attributable to anticipated future increases in upstream capital spending, and the highly fragmented nature of the existing marine contracting markets. We are continually evaluating potential acquisition targets that can provide us with a more meaningful presence in these markets. Our goal is to replicate our Gulf of Mexico OCS leadership position in the most attractive international offshore regions by leveraging our operating capabilities, international experience, customer relationships and acquisition expertise. For example, the acquisition of Fraser Diving in July 2006 and our acquisition of Horizon in December 2007 expanded the reach of our international operations in Southeast Asia, Latin America, the Middle East, India and the Mediterranean.

•	Continuing to attract, develop and retain highly skilled personnel. Our market leadership and future growth plans are predicated on our ability to employ the most highly-skilled divers, offshore workforce and support staff in the industry. As stated above, we have historically invested, and intend to continue to invest, significant resources in our workforce to ensure they are vested with a superior knowledge base and the appropriate skills relevant to offshore construction operations and safety, as well as to facilitate their long-term career development. We will also continue our practice of structuring compensation and benefit plans that are competitive with our peers and properly incentivize our workforce.

•	Optimizing our mix of dayrate and qualified turnkey work. We seek to optimize the allocation of our resources between dayrate and qualified turnkey work in order to diversify our sources of revenue and enhance overall profitability. We believe that this strategy allows us to respond effectively to the increasing demand from larger customers for integrated solutions while ensuring that a segment of our fleet is positioned to capitalize on attractive opportunities in the spot market. If warranted by a change in business conditions, we have the ability to adjust our resource allocation.

For Additional Information

Our principal executive office is located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042 and our telephone number is (713) 361-2600. Our website is located at www.caldive.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Our first quarter 2009 revenues increased by $62.5 million to $207.1 million as compared to the first quarter of 2008, and first quarter 2009 gross profit increased by $14.1 million to $38.8 million as compared to the first quarter of 2008. We earned net income of $12.3 million, or $.12 per diluted share, for the first quarter of 2009 compared to $0.6 million, or $.01 per diluted share, for the same period in 2008. The increase is primarily due to increased vessel utilization as a result of increased international diving activity and increased demand for our diving assets for inspection and repair work as a result of hurricanes Gustav and Ike. The total fleet effective utilization was 58% for the first quarter of 2009 compared to 35% for the same period in 2008.

Our backlog supported by written agreements or contract awards totaled approximately $402 million as of March 31, 2009, compared to approximately $350 million as of December 31, 2008 and $450 million at April 30, 2008. The majority of our current backlog is expected to be performed during 2009.

Relationship with Helix

Following the completion of this offering, Helix will cease to own a majority of the total voting power of our common stock. This change in Helix’s ownership interest will affect certain of the rights, obligations and provisions contained in our organizational documents and agreements with Helix, each as further described below.

Agreements with Helix

In contemplation of our initial public offering, we entered into several agreements with Helix addressing the rights and obligations of each respective company, including a Master Agreement, a Corporate Services Agreement, an Employee Matters Agreement, a Registration Rights Agreement and a Tax Matters Agreement. The change in Helix’s ownership interest in us following the completion of this offering will change or eliminate certain of the rights and obligations contained in these agreements, although others will continue. The following is a brief summary of the impact of this offering on the more significant of these relationships:

•	The Master Agreement describes and provides a framework for the separation of our business from Helix’s business, allocates liabilities (including those potential liabilities related to litigation) between the parties, allocates responsibilities and provides standards for each company’s conduct going forward (e.g., coordination regarding financial reporting), and sets forth the indemnification obligations of each party. In addition, the Master Agreement provides Helix with a preferential right to use up to 20% of our vessels at market rates in accordance with the terms of such agreement.

The provisions that prohibit us from taking certain actions without Helix’s consent such as issuing or redeeming shares of our common stock, making certain acquisitions, merging or consolidating, selling all or substantially all of our assets or liquidating or dissolving, or adopting a rights agreement, will terminate following completion of this offering. The provisions related to the timing, presentation and delivery of our financial information will continue after this offering until Helix no longer accounts for its investment in us under the equity method of accounting. The preferential right to use our vessels is exercisable only when we seek to commit one or more of our vessels to a third party contract with a duration of 90 days or more at a time when less than 20% of our entire fleet is being utilized by Helix, and to exercise this right, Helix must agree to use the vessel or vessels at prevailing market rates. This right will not terminate by virtue of the completion of this offering.

•	Pursuant to the Corporate Services Agreement, each party agreed to provide specified services to the other party, including administrative and support services for the time period specified therein. Generally, after Helix ceases to own a majority of the total voting power of our common stock, all services may be terminated by either party upon no less than 60 days prior written notice, or earlier if mutually agreed between Helix and us. The services we provide each other have been reduced each year by amendments to this agreement and, for 2009, we provide no services to Helix and Helix provides us with (i) limited information systems, network and communications services and (ii) insurance (including claims) services. We intend to terminate this agreement following completion of this offering, and do not expect the termination to have an adverse effect on our business.

•	Pursuant to the Employee Matters Agreement, we generally accepted and assumed all employment related obligations with respect to all individuals who were our employees as of the initial public offering closing date, including expenses related to existing options and restricted stock. Those employees are entitled to retain their Helix stock options and restricted stock grants following the completion of this offering under their original terms, except as mandated by applicable law. Following the completion of this offering, we will be required under the terms of the Employee Matters Agreement to pay to Helix a monthly services fee equal to the sum of (i) the aggregate third party administrative costs incurred by Helix, plus (ii) the total costs and expenses incurred by Helix for financial accounting purposes with respect to such stock options and restricted stock. We consider the aggregate amounts payable under this agreement to be immaterial.

•	Pursuant to the Tax Matters Agreement, Helix is generally responsible for all federal, state, local and foreign income taxes that are attributable to us for all tax periods ending on the initial public offering, and we are generally responsible for all such taxes beginning after the initial public offering. In addition, the agreement provides that for a period of up to ten years, we are required to make aggregate payments to Helix equal to 90% of the tax benefits derived by us from tax basis adjustments resulting from the taxable gain recognized by Helix as a result of the distributions made to Helix as part of the initial public offering transaction, which amount was agreed to be approximately $11.3 million. As of March 31, 2009, the current and long-term tax benefits payable to Helix were $1.2 million and $2.4 million, respectively. The completion of this offering will have no effect on this obligation.

•	Pursuant to the Registration Rights Agreement, we agreed to provide Helix with registration rights relating to shares of our common stock held by them, and pursuant to their request under that agreement, we filed the shelf registration statement on Form S-3 of which this prospectus supplement forms a part. With respect to the shares of our common stock owned by Helix following this offering, the rights of Helix under the Registration Rights Agreement will remain in effect until such shares (i) have been sold pursuant to an effective registration statement under the Securities Act, (ii) have been sold pursuant to Rule 144 under the Securities Act, (iii) have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act or (iv) are no longer outstanding.

Organizational Documents

The decrease in Helix’s ownership of our common stock to less than a majority interest following the completion of this offering will change certain of the corporate governance provisions set forth in our organizational documents. Some of the more significant changes include:

•	a requirement that the affirmative vote of at least 80% of the total voting power of our common stock be obtained to amend certain provisions of our organizational documents or remove one or more directors from office;

•	a prohibition on stockholder action by written consent;

•	Helix will no longer be entitled to special rights relating to director nomination and stockholder proposals, but instead will be subject to the director nomination and stockholder proposal requirements contained in our organizational documents that are applicable to all of our stockholders;

•	the elimination of Helix’s right to unilaterally call a special meeting of stockholders; and

•	a limitation on Helix’s ability to unilaterally fill director vacancies.

As long as Helix holds more than 20% of the total voting power of our common stock following the completion of this offering, any proposal regarding the removal of a director or amendment to certain provisions of our organizational documents will require the affirmative vote of Helix in order to be approved. Although Helix will not have the ability to control our board or the business and affairs of our company, it will have the ability to exercise substantial influence with respect to matters requiring the affirmative vote of our stockholders.

Board Composition

Of our six person board, our Chairman is also the chairman and an executive officer of Helix and another of our directors is a director of Helix. This offering will not affect our board composition.

The Offering

Common stock offered by the selling stockholder	20,000,000 shares.

Over-allotment option from the selling stockholder	3,000,000 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. See “Use of Proceeds.”

Common stock outstanding before and after this offering	We had 94,300,131 shares of common stock outstanding as of May 29, 2009. As discussed more fully in “Capitalization” beginning on page S-15 of this prospectus supplement, simultaneously with and conditioned upon closing of this offering, we will repurchase directly from Helix that number of shares of our common stock equal to $14 million divided by the per share price at which Helix sells our shares under this prospectus supplement and the accompanying prospectus, all of which we intend to retire. Following the completion of this offering (and assuming the completion of the repurchase and retirement at an assumed share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009), we will have 92,912,619 shares of common stock outstanding.

Dividends	We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE symbol	“DVR.”

Summary Condensed Consolidated Financial Data

For periods prior to December 14, 2006, our historical financial and other data have been derived from Helix’s consolidated financial statements and prepared on a combined basis, using the historical results of operations and bases of the assets and liabilities of the shallow water marine contracting business of Helix and giving effect to allocations of expenses to and from Helix. Our historical financial data will not necessarily be indicative of our future performance nor will such data necessarily reflect what our consolidated and combined financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

The following table shows selected financial information as of and for the periods indicated. We derived the information in the following table from, it should be read in conjunction with and is qualified in its entirety by, our consolidated financial statements and the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, each of which is incorporated herein by reference. Results for the three months ended March 31, 2009 are not necessarily indicative of the results expected for the fiscal year ending December 31, 2009.

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)
	(In thousands, except per share and Marine Contracting Activity Data)

Results of Operations Data:
Net revenues	$509,917	$623,615	$856,906	$144,571	$207,053
Cost of sales	287,387	396,217	602,899	119,881	168,248

Gross profit	222,530	227,398	254,007	24,690	38,805
Gain on sale of assets	349	4,125	204	—	—
Selling and administrative expenses	37,431	48,393	74,500	17,142	17,873

Income from operations	185,448	183,130	179,711	7,548	20,932
Equity in earnings (losses) of investment, inclusive of impairment charge	(487)	(10,841)	—	—	—
Net interest and other (expense) income	163	(9,259)	(22,285)	(6,717)	(3,176)

Income before income taxes	185,124	163,030	157,426	831	17,756
Provision for income taxes	65,710	57,430	47,927	262	5,504
Net income	$119,414	$105,600	$109,499	$569	$12,252
Net income per common share:
Basic and fully-diluted(1)	$1.91	$1.24	$1.03	$0.01	$0.12
Other Financial Data:
EBITDA (unaudited)(2)	$212,893	$227,215	$255,954	$25,638	$42,684
Depreciation and amortization	24,515	40,698	71,195	16,627	19,562
Capital expenditures	(38,086)	(30,301)	(83,108)	(12,658)	(27,275)
Acquisition of businesses	(100,128)	(137,431)	—	—	—
Cash Flow Data(3):
Cash flows provided by (used in):
Operating activities	$86,439	$109,945	$139,905	$44,143	$64,250
Investing activities	(121,157)	(145,145)	(80,636)	(12,597)	(27,275)
Financing activities	57,373	73,832	(60,000)	(40,000)	(6,000)

				Three Months Ended
	Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)
	(In thousands, except per share and Marine Contracting Activity Data)

Marine Contracting Activity Data For Entire Fleet (unaudited):
Number of vessels(4)	25	25	31	34	31
Utilization(5)	91%	71%	64%	35%	58%
Balance Sheet Data:
Total current assets	$168,747	$359,690	$369,137	$230,467	$386,779
Net property and equipment	222,247	562,318	604,242	560,026	611,502
Total assets	452,153	1,274,050	1,309,608	1,154,511	1,331,359
Total current liabilities	58,814	254,328	242,293	151,664	253,825
Long-term debt	201,000	315,000	235,000	295,000	315,000
Total liabilities	294,392	686,143	603,911	562,171	695,458
Total stockholders’ equity	157,761	587,907	705,697	592,340	635,901

(1)	In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). This FSP requires unvested share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) to be included in the computation of basic earnings per share, or EPS, according to the two-class method. The effective date of FSP EITF 03-6-1 is for fiscal years beginning after December 15, 2008 and requires all prior-period EPS data presented to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. The adoption of FSP EITF 03-6-1 had no impact on reported basic and fully diluted EPS of $1.91 and $1.24 for the years ended December 31, 2006 and 2007, respectively, and lowered basic and fully diluted EPS from $1.05 to $1.03 for the year ended December 31, 2008.

(2)	Reconciliation of Non-GAAP Financial Measures: In addition to net income, one primary measure that we use to evaluate our financial performance is earnings before net interest expense, taxes, depreciation and amortization, or EBITDA. We use EBITDA to measure our operational strengths and the performance of our business and not to measure our liquidity. EBITDA does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues, and should be considered in addition to, and not as a substitute for, net income and other measures of financial performance we report in accordance with GAAP. Furthermore, EBITDA presentations may vary among companies; thus, our EBITDA may not be comparable to similarly titled measures of other companies.

We believe EBITDA is useful as a measurement tool because it helps investors evaluate and compare our operating performance from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results. Our management uses EBITDA (i) to assess compliance with financial ratios and covenants that will be included in our revolving credit facility; and (ii) in communications with lenders, rating agencies and others, concerning our financial performance.

The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable GAAP financial measure of our operating results (in thousands):

				Three Months
	Year Ended December 31,			Ended March 31,
	2006	2007	2008	2008	2009
	(unaudited)			(unaudited)

EBITDA	$212,893	$227,215	$255,954	$25,638	$42,684
Less: Depreciation & amortization	24,515	40,698	71,195	16,627	19,562
Less: Stock compensation expense	2,930	3,387	6,021	1,463	1,712
Less: Net interest expense	(163)	9,259	21,312	6,717	3,654
Less: Equity loss	487	10,841	—	—	—
Less: Provision for income taxes	65,710	57,430	47,927	262	5,504

Net income	$119,414	$105,600	$109,499	$569	$12,252

(3)	For all periods through December 14, 2006: (i) cash flows from financing activities were reflected as (a) cash transfers from us to Helix equal to substantially all cash provided by operating activities and (b) cash transfers from Helix to us equal to the amount of cash used in investing activities, (ii) substantially all excess cash was transferred to Helix, and (iii) these cash transfers were reflected as changes in total stockholders’ equity.

(4)	As of the end of the period and excludes acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(5)	Effective vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each period and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service for upgrades or prior to their disposition and vessels jointly owned by a third party.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risks disclosed in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. We caution readers that these, among other risks, could in some cases have affected, and in the future could affect, our actual consolidated results and could cause our actual consolidated results in the future to differ materially from the expectations expressed in forward-looking statements included in this prospectus supplement and the accompanying prospectus, including any documents incorporated herein or therein by reference. The market or trading price of our common stock could decline due to any of these risks or other factors, and you may lose all or part of your investment.

Risks Relating to Our Business

For information regarding risks related to our business, please see Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Risks Relating to Our Relationship with Helix and to our Common Stock

The risks described below assume the completion of this offering (including the exercise of the underwriters’ over-allotment option in full) and our intended repurchase directly from Helix of an additional $14 million of our shares at an assumed share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009 and retirement of such repurchased shares, following which Helix will cease to own a majority of our outstanding common stock.

Helix will continue to own a significant interest in our company and the interests of Helix may conflict with those of our other stockholders.

Following the completion of this offering, Helix will own approximately 25% of our common stock. Of our six person board, our Chairman is also the chairman and an executive officer of Helix and another of our directors is a director of Helix. Although Helix will not have the ability to control our board or the business and affairs of our company, it will have the ability to exercise substantial influence with respect to matters requiring the affirmative vote of our stockholders.

As long as Helix continues to hold more than 20% of the total voting power of our common stock, any proposal regarding the removal of a director or amendment to certain provisions of our organizational documents will require the affirmative vote of Helix in order to be approved.

Conflicts of interest may arise between Helix and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Helix and us in a number of areas relating to our past and ongoing relationships, including the continuing participation of two Helix directors as members of our board of directors. There is no guarantee that the resolution to any such conflicts will be resolved in a manner favorable to us.

If Helix engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Helix may:

•	engage in the same or similar business activities or lines of business as us, and

•	do business with any of our clients, customers or vendors.

In addition, the corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and Helix and its officers and directors who are directors of our company, on the other hand. This corporate opportunity policy does not terminate until (i) Helix ceases to own at least 20% of the total voting power of our common stock, and (ii) none of our officers or directors also serve as officers or directors of Helix.

The policy provides that if Helix acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Helix and us, we will have renounced our interest in the corporate opportunity. It also provides that if one of our directors who is also a director or officer of Helix learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, we will have renounced our interest in the corporate opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director.

Additionally, if one of our directors who also serves as a director or officer of Helix learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, the policy provides that the director will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Helix’s actions with respect to that corporate opportunity.

Future sales or distributions of our shares by Helix could depress the market price for shares of our common stock.

Helix may sell all or part of the remaining shares of our common stock that it owns or distribute those shares to its stockholders. Sales or distributions by Helix of substantial amounts of our common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Except with respect to the 90 day lockup period provided for in the underwriting agreement entered into in connection with Helix’s sale of shares under this prospectus supplement and the accompanying prospectus, Helix is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock. Pursuant to a request made by Helix under a registration rights agreement we entered into in connection with our initial public offering, we have filed a shelf registration statement on Form S-3 to register for re-sale all of the shares of our common stock held by Helix. Helix has publicly announced its intention to explore strategic alternatives or pursue additional opportunities with respect to the disposition of its remaining shares of our common stock.

We will not have control over certain tax decisions and could be liable for income taxes owed by Helix.

Prior to the closing of our initial public offering, we and certain of our subsidiaries were included in Helix’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Helix or one or more of its subsidiaries for foreign, state and local income tax purposes. Under our Tax Matters Agreement with Helix, Helix has the right to prepare and file income tax returns that include us or our subsidiaries if Helix has any responsibility for the taxes shown on such income tax returns. The Tax Matters Agreement grants Helix the sole authority to respond to and conduct all tax proceedings (including tax audits) relating to such income tax returns. This arrangement may result in conflicts of interest between Helix and us. For example, under the Tax Matters Agreement, Helix is able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Helix and detrimental to us. In addition, while Helix is generally responsible for any taxes resulting from its prior asset transfer to us, we have agreed to be responsible for any additional taxes that may result from actions we take.

Provisions in our corporate governance documents and Delaware law may delay or prevent an acquisition of us that our stockholders may consider favorable.

Our amended and restated certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include supermajority voting requirements with respect to the removal of directors and amendment of certain provisions of our organizational documents, provisions for a classified board of directors and limitations on action by our stockholders by written consent. Our board of directors also has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

In addition to anti-takeover protections contained in our corporate governance documents, Delaware law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. These restrictions under Delaware law do not currently apply to Helix, but would apply to any other stockholder seeking to acquire control of the company.

While we will still continue to enjoy certain anti-takeover protections afforded under Delaware law and applicable provisions of our organizational documents as described above, we may be more susceptible to take-over action from third parties following the completion of this offering given that Helix will no longer hold a controlling interest in our company. While our board of directors may consider the approval and adoption of other customary anti-takeover measures to attempt to mitigate these risks, such as the adoption of a shareholder rights plan, no decision in this regard has been made by our board.

Our common stock is subject to restrictions on foreign ownership.

We are subject to government regulations pursuant to the Shipping Act, 1916, as amended, the Merchant Marine Act, 1920, as amended, the Merchant Marine Act, 1936, as amended, and the regulations promulgated thereunder, as such laws and regulations may be amended from time to time. In an effort to assure that we remain in compliance with the citizenship requirements of these laws, our amended and restated certificate of incorporation contains provisions limiting non-U.S. citizenship ownership of our capital stock. Generally speaking, under such restrictions, transfers or purported transfers of our capital stock that result in one or more non-U.S. citizens owning or controlling capital stock (or the voting power thereof) in the aggregate in excess of 25% of our outstanding capital stock, are void (subject to our board of directors determining otherwise) and any shares owned or controlled by a non-U.S. citizen in excess of such percentage shall not be entitled to receive dividends or distributions or to vote with respect to any matter submitted to our stockholders. Such restrictions may make our capital stock less attractive to potential investors, which may result in our common stock having a lower market price than it might have in the absence of such restrictions and redemption rights. In addition, if we do not comply with these restrictions, we could be deemed to have undertaken an unapproved foreign transfer, resulting in significant penalties and fines.

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus supplement are being offered by the selling stockholder. We will not receive any of the proceeds from the sale of shares by the selling stockholder. Affiliates of the joint book-running managers are lenders under the selling stockholder’s credit facility, and as a result may receive a portion of the proceeds of this offering in the form of a repayment of debt by the selling stockholder. Because more than 10% of the net offering proceeds may be paid to affiliates of members who are lenders under the selling stockholder’s credit facility, this offering will be made in compliance with FINRA Rule 5110(h).

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the New York Stock Exchange under the symbol “DVR.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange.

	High	Low

Fiscal Year 2007
First Quarter	$12.84	$11.75
Second Quarter	17.87	12.21
Third Quarter	18.62	12.68
Fourth Quarter	15.72	11.68
Fiscal Year 2008
First Quarter	14.11	9.05
Second Quarter	15.45	10.11
Third Quarter	14.34	8.41
Fourth Quarter	10.40	4.43
Fiscal Year 2009
First Quarter	7.99	4.67
Second Quarter (through May 29, 2009)	10.09	6.54

On May 29, 2009, there were 193 holders of record of our common stock and the last reported sale price of our common stock on the New York Stock Exchange was $10.09 per share.

DIVIDEND POLICY

Other than dividends that we declared prior to the effectiveness of our initial public offering and paid to Helix in connection with that offering, we have not paid cash dividends on our common stock and do not anticipate paying any dividends on the shares of our common stock in the foreseeable future. We currently intend to retain earnings, if any, for the future operation and growth of our business. In addition, our financing arrangements prohibit the payment of cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of March 31, 2009 on an (i) actual basis and (ii) as adjusted to give effect to our intended repurchase from the selling stockholder directly of that number of shares of our common stock equal to $14 million divided by the per share price at which Helix sells our shares under this prospectus supplement and the accompanying prospectus, all of which we intend to retire.

This table is derived from, should be read together with, and is qualified in its entirety by reference to (i) our unaudited consolidated financial statements and the accompanying notes and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which is incorporated herein by reference.

	As of March 31, 2009
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$91,536	$77,536

Long-term debt (including current portion):
Secured credit facility
Revolving credit facility(1)	100,000	100,000
Term loan(1)	295,000	295,000

Total long-term debt	$395,000	$395,000
Stockholders’ equity:
Common stock, $0.01 par value per share; 240,000 shares authorized; 94,284 shares issued and outstanding at March 31, 2009, 92,896 shares as adjusted	943	929
Capital in excess of par value of common stock	406,767	392,781
Retained earnings	229,371	229,371
Accumulated other comprehensive income	(1,180)	(1,180)

Total stockholders’ equity	$635,901	$621,901

Total capitalization	$1,030,901	$1,016,901

(1)	As of May 29, 2009, the balance of each of our revolving credit facility and term loan was $100 million and $295 million, respectively.

BUSINESS

Overview

We are a marine contractor that provides manned diving, pipelay and pipe burial, platform installation and platform salvage services to a diverse customer base in the offshore oil and natural gas industry. Our complementary services offer an integrated solution to our customers, especially for complex subsea projects. Our headquarters are located in Houston, Texas.

Our global footprint encompasses operations in the Gulf of Mexico Outer Continental Shelf (or OCS), the Northeastern U.S., Latin America, Southeast Asia, Australia, the Middle East, India and the Mediterranean. We currently own and operate a diversified fleet of 31 vessels, including 21 surface and saturation diving support vessels, six pipelay/pipebury barges, one dedicated pipebury barge, one combination derrick/pipelay barge and two derrick barges.

We were organized in February 2006 as a Delaware corporation to facilitate the transfer to us by Helix of its shallow water marine contracting business. Previously, we were an unincorporated division of Helix. In December 2006, we completed an initial public offering of approximately 22 million shares of our common stock, which we listed on the New York Stock Exchange under the symbol “DVR.” Upon completion of our initial public offering, Helix’s percentage ownership interest declined to approximately 73.0% of the total voting power of our common stock.

On December 11, 2007, we completed an acquisition of Horizon Offshore, Inc., or Horizon, with Horizon becoming our wholly-owned subsidiary. We issued approximately 20.3 million shares of common stock and paid approximately $300 million in cash to the former Horizon stockholders upon completion of the acquisition. After giving effect to the additional shares issued in connection with the Horizon transaction, Helix’s percentage ownership interest further declined to approximately 58.5% of the total voting power of our common stock.

On January 28, 2009, we repurchased and retired approximately 13.6 million shares of common stock from Helix for approximately $86 million. Upon completion of that repurchase, Helix’s percentage ownership interest further declined to approximately 50.8% of the total voting power of our common stock.

We have entered into an agreement with Helix under which, simultaneously with and conditioned upon closing of this offering, we will repurchase directly from Helix that number of shares of our common stock equal to $14 million divided by the per share price at which Helix sells our shares under this prospectus supplement and the accompanying prospectus, all of which we intend to retire. Following the completion of this offering (and assuming our completion of the repurchase and retirement of $14 million of our shares from Helix as described above at an assumed share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009, and the exercise of the underwriters’ over-allotment option in full), Helix’s percentage ownership interest will further decline to approximately 25% of the total voting power of our common stock, or 29% if the underwriters’ over-allotment option is not exercised.

Our Services

Since 1975, our principal business has involved providing essential marine contracting services on the Gulf of Mexico OCS in support of the oil and natural gas infrastructure throughout the production lifecycle, including production platforms, risers, subsea production systems and pipelines. Our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms.

Our diving services include saturation, surface and mixed gas diving. Collectively, these enable us to provide a full complement of manned diving services in water depths of up to 1,000 feet. We provide our saturation diving services in water depths of 200 to 1,000 feet through our fleet of eight saturation diving vessels and ten portable saturation diving systems. A number of these vessels have capabilities such as dynamic positioning, or DP, hyperbaric rescue chambers, multi-chamber systems for split-level operations and moon pool deployment, which allow us to operate effectively in challenging offshore environments. We also provide surface and mixed gas diving services in water depths that are typically less than 300 feet through our 13 surface diving vessels. We believe that our fleet of diving support vessels is the largest in the world.

We also provide pipelay and pipebury services with our six pipelay/pipebury barges. These barges are able to install, bury and repair pipelines having outside diameters of up to 36 inches, and employ conventional S-lay technology that is appropriate for operating on the Gulf of Mexico OCS and the international areas where we currently operate. Conventional S-lay pipeline installation involves the sequential assembly of pipe segments through an assembly line of welding stations that run the length of the pipelay vessel. Welds are then inspected and coated on the deck of the pipelay barge. The pipe is then offloaded off the stern and into the water via a ramp that is referred to as a “stinger.” The stinger supports the pipe as it is submerged into the water and prevents over-stressing as the pipe curves into a horizontal position toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated “S” shape as it undergoes a second bend above the contact point. Pipelay and pipe burial operations typically require extensive use of our diving services with divers regularly inspecting the pipeline while it is being laid; therefore, we consider these services to be complementary.

The Minerals Management Service requires pipelines installed on the Gulf of Mexico OCS in water depths of 200 feet or less to be buried at least three feet below the sea floor. Jet sleds, which are either self-propelled or towed behind pipelay/pipebury barges, are used to bury pipelines. Jet sleds use a high-pressure stream of water that is pumped from the barge to create a trench into which the pipe settles. For larger pipe burying projects, or where deeper trenching is required, we typically use our dedicated pipebury barge. We also own and operate a pipeline plow which we use to bury pipelines in areas where jetting is not allowed due to environmental concerns.

We provide platform installation and salvage services utilizing our two derrick barges which are equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, our derrick barges are used to disassemble and remove platforms and prepare them for salvage or refurbishment. Our two derrick barges have lift capacities of 1,000 and 500 tons, respectively. We also have a 360-foot long and 100-foot wide combination derrick/pipelay vessel with a lift capacity of 1,200 tons, which we use to install up to 36” diameter pipe, and to install and remove offshore fixed platforms.

We also offer our diving, pipelay and derrick barge services to our client base on an integrated basis, which enhances our service offerings to the markets we serve. We believe the combination of scheduling flexibility afforded to us by our large diversified fleet of vessels, the wide range of capabilities of our assets and the advanced technical skills of our personnel distinguishes us from our competitors on the Gulf of Mexico OCS and makes us a leading marine contracting service provider in this region. Additionally, we believe that our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise will allow us to achieve a similar leadership position in the other economically attractive international offshore markets in which we operate.

Recent Acquisitions

In the past four years, we have substantially increased the size of our fleet and expanded our operating capabilities on the Gulf of Mexico OCS through the following strategic acquisitions:

•	In December 2007, we acquired Horizon, adding nine vessels to our fleet, including four pipelay/pipebury barges, one combination pipelay/derrick barge, two derrick barges, one dedicated pipebury barge and one DSV, operating in the U.S. Gulf of Mexico, the Northeastern U.S., Latin America, the Middle East, Southeast Asia and the Mediterranean.

•	Pursuant to our international growth strategy, in July 2006, we completed the acquisition of the business of Singapore-based Fraser Diving International Limited, including six portable saturation diving systems and 15 surface diving systems operating primarily in the Middle East, Southeast Asia and Australia.

•	In late 2005 and early 2006, we acquired all of the diving and shallow water pipelay business of Acergy US, Inc. (formerly known as Stolt Offshore Inc.), operating in the Gulf of Mexico and Trinidad, including nine vessels and one portable saturation diving system.

•	In August 2005, we acquired six vessels and a portable saturation diving system from Torch Offshore, Inc.

Geographic Areas

Revenues by geographic region were as follows for the past three fiscal years and the three months ended March 31, 2009 (in thousands):

	Year Ended December 31,						Three Months Ended March 31,
	2006	%	2007	%	2008	%	2009	%

United States	$439,474	86%	$472,271	76%	$605,991	71%	$114,690	55%
International	70,443	14%	151,344	24%	250,915	29%	92,363	45%

	$509,917	100%	$623,615	100%	$856,906	100%	$207,053	100%

We strategically evaluate the deployment of our assets and globally reposition vessels based on the dynamic demands of our clients and the markets in which they operate. As of December 31, for the years presented and March 31, 2009, the physical location of property and equipment, net of depreciation, by geographic region was as follows (in thousands):

	As of December 31,				As of March 31,
	2007	%	2008	%	2009	%

United States	$437,587	78%	$454,869	75%	$447,901	73%
International	124,731	22%	149,373	25%	163,601	27%

	$562,318	100%	$604,242	100%	$611,502	100%

Our Industry

As is common throughout the oilfield services industry, marine contracting is cyclical and typically driven by actual or anticipated changes in oil and natural gas prices and capital spending by upstream producers. Sustained high commodity prices historically have led to increases in expenditures for offshore drilling and completion activities and, as a result, greater demand for our services. However, the recent volatility in the equity and financial markets has led to increased uncertainty regarding the outlook for the global economy. Due to the deterioration of the credit markets and the ongoing challenges facing many financial institutions, businesses have intensified their focus on liquidity and access to capital. This heightened uncertainty, a worldwide decrease in hydrocarbon demand, and a steep decline in commodity prices, have caused many oil and gas companies to curtail planned capital spending. Despite this financial market turmoil, we have continued to experience strong demand for our services as reflected in our third and fourth quarter 2008 and first quarter 2009 results. This demand is in part driven by the need for inspection, repair and salvage of damaged platforms and infrastructure following hurricanes Gustav and Ike, which passed through the Gulf of Mexico in the third quarter 2008. Given the volatility and uncertainty in the macro economic environment, it is difficult to predict to what extent these events will affect our overall activity level in the remainder of 2009. Generally, the long-term outlook for our business remains favorable based on the following factors:

Capital spending by oil and natural gas producers.  Despite the recent decline in commodity prices, oil and gas companies are forecasted to spend significant capital offshore in order to replenish production and meet the long term demand for hydrocarbons. According to Spears & Associates, a petroleum industry consulting firm, annual offshore drilling and completion spending worldwide increased from $30.0 billion in 2000 to $74.4 billion in 2008. However, in its most recent forecast, Spears & Associates is projecting that annual worldwide drilling and completion expenditures will decrease moderately from current levels through 2012, thereafter increasing to approximately $79 billion in 2014. The level of upstream spending in offshore regions has generally served as a leading indicator of demand for marine contracting services. Due to the time required to drill a well and fabricate a production platform, demand for our services usually follows exploratory drilling by a period of six to 18 months and can be longer.

Rising international offshore activity.  Many oil and natural gas producers have recently expanded their operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. According to Spears & Associates, international offshore drilling and completion spending accounts for 69% of worldwide offshore drilling and completion spending. In many international markets, significant production infrastructure work is required over the next several years to develop new oil and natural gas discoveries. We believe that we are well positioned to capture a growing share of this work given the broad scope of our operating capabilities relative to the smaller regional providers that presently serve these markets. In addition, the size and complexity of these projects often necessitates the funding capabilities and expertise of the major oil and natural gas companies, large independents or national oil companies, which are less sensitive to changes in commodity prices than many producers in the Gulf of Mexico. As a result, international demand for our services is typically more stable and predictable than on the Gulf of Mexico OCS.

Aging production infrastructure in the Gulf of Mexico.  According to the Minerals Management Service, there are nearly 4,000 oil and natural gas production platforms in the Gulf of Mexico, of which approximately 65% are more than 15 years old. A significant portion of the older platforms and other infrastructure in the Gulf of Mexico lie in water depths of 1,000 feet or less, which is our core market. These structures are generally subject to extensive periodic inspections, require frequent maintenance and will ultimately be decommissioned as mandated by various regulatory agencies. Consequently, we believe demand for our inspection, maintenance, repair, decommissioning and salvage services will remain strong. We also believe the regulatory influence makes demand for these services less discretionary, and therefore more stable, than those arising from exploration, development and production activities. Additionally, when hurricanes cause offshore infrastructure damage in the regions in which we operate, our experience is that the demand for our services increases significantly. We experienced this trend following hurricanes Ivan, Katrina and Rita and, more recently, hurricanes Gustav and Ike.

Growing U.S. demand for natural gas.  The majority of our customers on the Gulf of Mexico OCS are drilling for, producing and transporting natural gas. The Gulf of Mexico is a key region for natural gas supply, producing an estimated 18% of total U.S. natural gas production during the five-year period ending in 2007, according to the EIA. The EIA reports that U.S. demand for natural gas has increased 37% since 1985 and is expected to grow an additional 6% through 2030. To meet this demand and compensate for falling net natural gas imports, the EIA projects a need for approximately 22% growth in domestic natural gas production by 2030. Due to the declining productivity of many mature U.S. fields, the number of domestic natural gas wells drilled annually has increased significantly in recent years. We would expect the continuation of this trend to result in the long-term demand for our services on the Gulf of Mexico OCS.

Key Indicators and Performance Metrics

The following table sets forth key indicators and performance metrics for our business:

	2006				2007					2008				2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4	Q1

U.S. natural gas prices(1)	$7.75	$6.53	$6.08	$6.60	$7.16	$7.54	$6.16	$6.72		$8.51	$11.36	$9.07	$6.42	$4.55
NYMEX oil prices(2)	$63.48	$70.70	$70.48	$60.21	$58.27	$65.03	$75.38	$90.68		$89.32	$119.76	$115.70	$59.72	$49.65
Gulf of Mexico rigs(3)	131	132	125	116	116	106	103	92		94	103	101	94	80
Platform installations(4)	24	33	25	27	19	26	22	14		21	18	16	6	7
Platform removals(4)	6	17	58	23	27	22	69	34		19	37	37	19	11
Number of our vessels(5)	23	24	25	25	25	25	25	25	(7)	34	31	31	31	31
Our effective utilization rate(6)	96%	98%	91%	80%	75%	77%	78%	56	%(7)	35%	60%	80%	82%	58%

(1)	Quarterly average of the Henry Hub natural gas daily average spot price (the midpoint index price per Mmbtu for deliveries into a specific pipeline for the applicable calendar day as reported by Platts Gas Daily in the “Daily Price Survey” table).

(2)	Quarterly average of NYMEX West Texas Intermediate near month crude oil daily average contract price.

(3)	Average monthly number of rigs contracted, as reported by ODS-Petrodata — Offshore Rig Locator.

(4)	Source: Minerals Management Service; installation and removal of platforms in the Gulf of Mexico.

(5)	As of the end of the period and excluding acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(6)	Effective vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each quarter and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service for upgrades or prior to their disposition and vessels jointly owned by a third party.

(7)	Excludes the nine vessels acquired from Horizon on December 11, 2007.

Commodity prices.  In recent years, crude oil and natural gas prices increased substantially until experiencing a sharp decline during the second half of 2008. The quarterly average of the NYMEX West Texas Intermediate (WTI) near month crude oil daily average contract price increased from a low of $28.91 per barrel in the second quarter of 2003 to a high of $146.94 per barrel in the third quarter of 2008. The quarterly average of the Henry Hub natural gas daily average spot price increased from a low of $4.87 per one million British thermal units, or Mmbtu, in the third quarter of 2003 to a high of $12.31 per Mmbtu in the fourth quarter of 2005. However, there is considerable volatility in oil and natural gas prices, and during the last half of 2008, prices were on a sharp downward trend. As of December 31, 2008 and May 15, 2009, the NYMEX WTI near month crude oil closing contract price was $48.59 and $57.00, respectively, and the Henry Hub natural gas closing spot price was $5.63 and $4.05, respectively. The majority of our customers on the Gulf of Mexico OCS are drilling for, producing and transporting natural gas. If prices continue at current levels for a sustained period, we would expect a negative impact on our business.

Drilling activity.  Demand for our services generally follows successful drilling activity by a period of six to 18 months and can be longer. From 2003 to 2005, the rig count on the Gulf of Mexico OCS increased at a more modest rate than rig counts in other offshore regions due to the mobilization of rigs from the Gulf of Mexico to other regions and the impairment of offshore rigs caused by hurricane activity in the Gulf of Mexico. Since 2005, this count has declined at a steady pace. While demand for our marine contracting services typically has a high correlation with offshore rig counts, increases in subsea project complexity and capital spending per project as well as a sharp rise in the demand for hurricane-related repair work have allowed us to continue to achieve strong utilization and day rates across our diversified fleet of vessels.

Vessel utilization.  We believe vessel utilization is one of the most important performance measurements for our business. Utilization provides a good indication of demand for our vessels and, as a result, the contract rates we may charge for our services. As a marine contractor, our vessel utilization is typically lower during the winter and early spring due to winter weather conditions in the Gulf of Mexico. Accordingly, we attempt to schedule our drydock inspections and other routine and preventive maintenance programs during this period. The bid and award process during the first two quarters typically leads to the commencement of construction activities during the second and third quarters. As a result, we have historically generated a majority of our revenues in the last six months of the year.

From 2005 through the first three quarters of 2007, we did not experience the typical seasonal trends in our business due to an increase in the demand for our services as a result of the impact of hurricanes Ivan, Katrina and Rita in the Gulf of Mexico. Beginning in the fourth quarter of 2007 we began to experience a return to customary seasonal conditions as the amount of hurricane-related repair work decreased. However, we experienced minimal seasonality in our business during the fourth quarter of 2008 and first quarter 2009 due to the impact of hurricanes Gustav and Ike. The severe offshore infrastructure damage caused by these storms generated significant demand for our services from oil and gas companies trying to restore shut-in production. We believe this production restoration focus, along with the limited number of qualified marine contractors, has led to increased demand during those periods.

The following table shows the size of our fleet and effective utilization of our vessels during the past three fiscal years and the three months ended March 31, 2009:

							First Three
	2006		2007		2008		Months of 2009
	Number of		Number of		Number of		Number of
	Vessels	Utilization	Vessels	Utilization	Vessels	Utilization	Vessels	Utilization
	(1)	(2)	(1)(3)	(2)(3)	(1)	(2)	(1)	(2)

Saturation Diving	7	93%	7	91%	8	87%	8	91%
Surface and Mixed Gas Diving	16	90%	16	60%	13	64%	13	62%
Construction Barges	2	87%	2	91%	10	50%	10	26%

Entire Fleet	25	91%	25	71%	31	64%	31	58%

(1)	As of the end of the period and excludes acquired vessels prior to their in-service dates, vessels taken out of service prior to their disposition and vessels jointly owned by a third party.

(2)	Effective vessel utilization is calculated by dividing the total number of days the vessels generated revenues by the total number of days the vessels were available for operation in each quarter and does not reflect acquired vessels prior to their in-service dates, vessels in drydocking, vessels taken out of service for upgrades or prior to their disposition and vessels jointly owned by a third party.

(3)	Excludes the nine vessels acquired from Horizon on December 11, 2007.

SELLING STOCKHOLDER

We were organized in February 2006 as a Delaware corporation to facilitate the transfer to us by Helix of its shallow water marine contracting business. Previously, we were an unincorporated division of Helix. As of May 29, 2009, Helix owned approximately 50.8% of the outstanding shares of our common stock. This prospectus supplement relates to the resale of 20,000,000 shares of our common stock held by Helix, excluding shares subject to the underwriters’ over-allotment option.

As the owner of shares of our common stock representing a majority of our total voting power, Helix currently has the ability to direct the election and removal of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving our company, or the acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Helix currently has the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of our company.

We have entered into an agreement with Helix under which, simultaneously with and conditioned upon closing of this offering, we have agreed to repurchase directly from Helix that number of shares of our common stock equal to $14 million divided by the per share price at which Helix sells our shares under this prospectus supplement and the accompanying prospectus, all of which we intend to retire. Following the completion of this offering (and assuming our completion of the repurchase and retirement of $14 million of our shares as described above at an assumed share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009, and the exercise of the underwriters’ over-allotment option in full), Helix will own approximately 25% of our common stock, or 29% if the underwriters’ over-allotment option is not exercised, and will no longer have the ability to control our board or the business and affairs of our company. However, two Helix directors continue to serve as members of our board of directors, and Helix will continue to possess the ability to significantly influence corporate decisions at the board level and the outcome of matters submitted to a vote of our stockholders.

Under the Registration Rights Agreement entered into between us and Helix prior to the completion of our initial public offering, Helix retains the right to dispose of its remaining shares of our common stock pursuant to the shelf registration statement we filed on Form S-3 to register for re-sale all of the shares of our common stock it holds.

The following table sets forth certain information as of May 29, 2009 regarding the beneficial ownership of common stock by the selling stockholder and the shares being offered by the selling stockholder. Information with respect to beneficial ownership prior to this offering is based upon information obtained from the selling stockholder.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering		Shares Being	After Offering(1)
Name and Address of Beneficial Owner	Number	Percent(3)	Offered	Number	Percent(3)

Helix Energy Solutions Group, Inc.(2)	47,942,022	50.84%	20,000,000	23,554,510	25.35%

(1)	Assumes the exercise of the underwriters’ over-allotment option in full (for 3,000,000 shares) and our repurchase directly from Helix of that number of shares of our common stock equal to $14 million divided by a per share price of $10.09, which reflects the last reported sale price of our common stock on May 29, 2009.

(2)	The address of Helix Energy Solutions Group, Inc. is 400 North Sam Houston Parkway East, Houston, Texas 77060.

(3)	Percentages are based on approximately 94.3 million shares of common stock that were outstanding as of May 29, 2009.

DESCRIPTION OF CAPITAL STOCK

Below is a summary description of our capital stock. This description is not complete. You should carefully read the full text of our amended and restated certificate of incorporation and bylaws, as well as the description of our common stock set forth under the caption “Description of Capital Stock” in our Registration Statement on Form S-1 (Registration No. 333-134609), initially filed with the SEC on May 31, 2006, as amended, each of which is incorporated by reference herein.

We are authorized to issue up to 240 million shares of our common stock, $0.01 par value per share, and 5 million shares of preferred stock, $0.01 par value per share. As of May 29, 2009, we had 94,300,131 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Each share of common stock entitles its holder to one vote and the holders vote as a single class. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock; provided, however, that, following the completion of the offering, the removal of one or more directors for cause and the amendment of certain provisions of our amended and restated certificate of incorporation and bylaws will require the affirmative vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Holders of common stock share equally, on a per share basis, in any cash dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (i) shares of common stock may be paid only to holders of common stock, and (ii) the number of shares so paid will be equal, on a per share basis, with respect to each outstanding share of common stock.

Limitation on Foreign Ownership of our Common Stock

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act, 1936, the Merchant Marine Act, 1920, the Shipping Act, 1916, and other federal laws that restrict domestic trade. In order to maintain U.S. citizenship for these purposes, our amended and restated certificate of incorporation contains provisions that limit foreign ownership of our common stock. Our amended and restated certificate of incorporation provides that any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer shares of our common stock. In addition, our amended and restated certificate of incorporation contains provisions requiring the following persons to be U.S. citizens: (1) our chairman of the board, (2) our chief executive officer and (3) a majority of our board of directors necessary to constitute a quorum.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy,” we do not currently anticipate paying dividends on our common stock. In the event we do pay dividends, distributions made to a non-U.S. holder of common stock that constitute dividends generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty (except in circumstances described in the following paragraphs). A distribution will constitute a dividend to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN to us certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI to us, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A foreign corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as described below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation; however, we cannot assure holders that we will not become a U.S. real property holding corporation prior to a non-U.S. holder’s disposition of common stock.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of common stock is effectively connected with the conduct of such trade or business, the non-U.S. holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Non-U.S. holders whose gain from dispositions of common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of common stock, including the possible imposition of a branch profits tax.

Information reporting and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and may be filed in connection with payments of proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding. The certification procedures described above required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Federal estate tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated           June   , 2009, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
Johnson Rice & Company L.L.C.

Total	20,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,000,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the completion of this offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

Other than incidental transportation expenses estimated to total approximately $20,000, we are not required to pay any expenses in connection with this offering. All other expenses in connection with this offering will be paid by the selling stockholder, which are estimated to be approximately $     . The following table summarizes the compensation the selling stockholder will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by the selling stockholder	$	$	$	$

We have agreed that we will not offer, sell, contract or grant any option to sell, pledge transfer or establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of or transfer, directly or indirectly, or announce the offering of, or file with the Securities and Exchange Commission a registration statement under the Securities Act (other than a registration statement on Form S-8) relating to, any shares of our common stock, options or warrants to acquire shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement.

Our directors and executive officers and the selling stockholder have agreed that they will not offer, sell, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock, options or warrants to acquire shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus supplement.

As described below, each participant in the Directed Share Program will be subject to a 90-day lock-up period with respect to any shares of common stock they purchase pursuant to the program. This lock-up will have similar restrictions as the lock-up agreement for our directors and officers and the selling stockholder described above. Any shares sold in the Directed Share Program to our officers and directors shall be subject to the lock-up agreement described above.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us or our affiliates for which services they have received, and may in the future receive, customary fees. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as administrative agent and is a lender on our $295 million term loan and $300 million revolving credit facility, and an affiliate of Raymond James & Associates, Inc. is a lender under our credit facility. In addition, affiliates of the joint book-running managers are lenders under the selling stockholder’s credit facility.

Because more than 10% of the net offering proceeds may be paid to affiliates of members who are lenders under the selling stockholder’s credit facility, this offering will be made in compliance with FINRA Rule 5110(h).

Underwriting compensation in connection with the offering will not exceed 8% of the gross offering proceeds.

At our request, the underwriters have reserved for sale, at the public offering price, up to 250,000 shares offered in this prospectus supplement for our officers and directors, which we refer to as the Directed Share Program. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus supplement. Any participants in this program will be prohibited from selling, pledging or assigning any shares sold to them pursuant to the Directed Share Program for a period of 90 days after the date of this prospectus supplement.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the shares or has in its possession or distributes the prospectus supplement or any other material.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.

The underwriters have represented and agreed that they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and they have complied and will comply with all applicable provisions of such Act with respect to anything done by them in relation to any shares in, from or otherwise involving the United Kingdom.

This prospectus supplement and the accompanying prospectus, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the selling stockholder from time to time.

This prospectus supplement and the accompanying prospectus, as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the company and the selling stockholder. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This prospectus supplement and the accompanying prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement and the accompanying prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of our common stock being offered in this prospectus has been passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the selling stockholder by Fulbright & Jaworski L.L.P., Houston, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated and combined financial statements of Cal Dive International, Inc. and subsidiaries appearing in Cal Dive International, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of Cal Dive International, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov and our website at http://www.caldive.com. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

We are “incorporating by reference” into this prospectus specific documents that we filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement and accompanying prospectus. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings of all of the securities covered by this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus are part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Our Current Reports on Form 8-K filed January 26, 2009 and January 30, 2009, including any amendments or reports filed for the purpose of updating such Current Reports, which are also hereby incorporated by reference;

•	The portions of our definitive Proxy Statement filed on April 1, 2009 incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2008; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on December 11, 2006, which incorporates by reference the description of our common stock included in our Registration Statement on Form S-1 (Registration No. 333-134609), initially filed on May 31, 2006, including any amendments or reports filed for the purpose of updating such description, which is also incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference. You can request copies of such documents if you call or write us at the following address or telephone number: Cal Dive International, Inc., 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042, (713) 361-2600.

This prospectus supplement and any accompanying prospectus or information incorporated by reference herein or therein, contains summaries of certain agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we will enter into in connection with the offering of securities covered by this prospectus supplement. The descriptions of these agreements contained in this prospectus supplement and accompanying prospectus or information incorporated by reference herein or therein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

You should rely only upon the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus supplement.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus supplement.

Prospectus

Cal Dive International, Inc.

61,506,691 Shares

Common Stock

This prospectus relates to the offer and sale of 61,506,691 shares of our common stock by the selling stockholder named in the “Selling Stockholder” section of this prospectus. We will not receive proceeds from any sale of our common stock by the selling stockholder.

The selling stockholder may offer shares of our common stock from time to time in a number of different ways and at varying prices. For more information on possible methods of offer and sale by the selling stockholder, we refer you to the section of this prospectus entitled “Plan of Distribution.” We do not know which method, in what amount, or at what time or times the selling stockholder may sell the shares covered by this prospectus.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that information contained in this prospectus is accurate as of any other date.

Our common stock is listed on the New York Stock Exchange under the symbol “DVR.” On August 25, 2008, the last reported sale price for our common stock was $10.12 per share.

An investment in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of this prospectus for a description of certain matters you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in some of the documents that are incorporated by reference in this prospectus are forward-looking statements expressing our views of possible future developments. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements are sometimes identified by our use of forward-looking words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “will,” “plan” and similar expressions.

Forward-looking statements are not guarantees of future performance. Our future results and stockholder value are subject to risks and uncertainties and may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine our future performance are beyond our ability to control or predict. We caution you that a number of important factors could cause our future results to be very different and less favorable than those expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in “Risk Factors” beginning on page 3.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We and the selling stockholder have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholder are making an offer of these securities in any state where the offer is not permitted.

You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, utilizing a “shelf” registration process. The selling stockholder named in this prospectus may sell from time to time a total of up to 61,506,691 shares of our common stock under this shelf registration statement.

References in this prospectus to “Cal Dive,” the “registrant,” “us,” “we,” “our,” or the “Company” refers to Cal Dive International, Inc. References in this prospectus to “Helix,” or the “selling stockholder” refer to Helix Energy Solutions Group, Inc., which owns approximately 58.1% of our common stock. Prior to our initial public offering in December 2006, we were a wholly-owned subsidiary of Helix. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement and the documents incorporated by reference in this prospectus, unless the context otherwise requires.

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PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares or entering into any contract or agreement to buy shares in this offering. You should read this entire prospectus carefully, including “Risk Factors,” and the documents incorporated by reference in this prospectus before making an investment decision.

Company Overview

Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides integrated offshore construction solutions to its customers, including manned diving, pipelay and pipe burial services, and platform installation and salvage services. We provide these services to the offshore oil and natural gas industry on the Gulf of Mexico Outer Continental Shelf, or OCS, the Northeastern U.S., Latin America, the Middle East, Southeast Asia, the Mediterranean and Australia.

Prior to December 14, 2006, we were wholly-owned by Helix Energy Solutions Group, Inc. (“Helix”). On February 27, 2006, Helix announced a plan to transfer its shallow water marine contracting business into a separate company. As part of the plan, on December 11, 2006, Helix and its subsidiaries contributed and transferred to us all of the assets and liabilities associated with its shallow water marine contracting business. On December 14, 2006, we issued, through an initial public offering, approximately 22.2 million shares of common stock representing approximately 27% of our outstanding common stock, which we listed on the New York Stock Exchange under the symbol “DVR.” Following the contribution and transfer by Helix, we owned and operated a diversified fleet of 26 vessels, including 23 surface and saturation diving support vessels capable of operating in water depths of up to 1,000 feet, as well as three shallow water pipelay vessels. As of August 15, 2008, Helix owned 61,506,691 shares of our common stock, representing approximately 58.1% of the total voting power of our common stock.

In December 2007, we acquired Horizon Offshore, Inc. (“Horizon”). In this transaction, each share of common stock of Horizon was converted into the right to receive $9.25 in cash and 0.625 shares of our common stock. We issued an aggregate of approximately 20.3 million shares of common stock and paid approximately $300 million in cash to the former Horizon stockholders upon completion of the acquisition. The cash portion of the merger consideration was paid from cash on hand and from borrowings of $375 million under our $675 million credit facility, which consists of a $375 million senior secured term loan and a $300 million senior secured revolving credit facility.

As of August 15, 2008, as a result of the Horizon acquisition in December 2007 and vessel divestitures during 2007 and 2008, we owned and operated a diversified fleet of 31 vessels, including 21 surface and saturation diving support vessels, six pipelay/pipebury barges, one dedicated pipebury barge, one combination derrick/pipelay barge and two derrick barges.

Our Services

Since 1975, we have provided essential marine contracting services in support of oil and natural gas infrastructure throughout the production lifecycle, including production platforms, risers, subsea production systems and pipelines, on the Gulf of Mexico OCS. We believe that our fleet of diving support vessels is the largest and among the most technologically advanced in the world. Our customers include major and independent oil and natural gas producers, pipeline transmission companies and offshore engineering and construction firms. Our services include saturation, surface and mixed gas diving, enabling us to provide a full complement of marine contracting services in water depths of up to 1,000 feet. We provide our saturation diving services in water depths of 200 to 1,000 feet through our fleet of nine saturation diving vessels and ten portable saturation diving systems, which we believe is the largest saturation diving support fleet in the world. A number of these vessels have features such as dynamic positioning, or DP, hyperbaric rescue chambers, multi-chamber systems for split-level operations and moon pool deployment, which allow us to operate effectively in challenging offshore environments. We also provide surface and mixed gas diving services in water depths that are typically less than 300 feet through our 12 surface diving vessels.

The acquisition of Horizon significantly enhanced our pipelay and pipebury service capacity. We now have six pipelay/pipebury barges which are able to install, bury and repair pipelines with an outside diameter (including concrete coating) of up to 39 inches. These barges employ conventional S-lay technology that is appropriate for operating on the Gulf of Mexico OCS and the international areas where we currently operate. Conventional pipeline installation involves the sequential assembly of pipe segments through an assembly line of welding stations that run the length of the pipelay vessel. Welds are then inspected and coated on the deck of the pipelay barge. The pipe is then offloaded off the stern and into the water via a ramp that is referred to as a “stinger.” The ramp supports the pipe as it is submerged into the water and prevents over-stressing as the pipe curves into a horizontal position toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated “S” shape as it undergoes a second bend above the contact point. Pipelay and pipe burial operations typically require extensive use of our diving services with divers regularly inspecting the pipeline while it is being laid to ensure that the ramp is providing proper support and that the pipeline is settling and being positioned correctly; therefore, we consider these services to be complementary.

The MMS requires pipelines installed on the Gulf of Mexico OCS in water depths of 200 feet or less to be buried at least three feet below the sea floor. Jet sleds towed behind pipelay/pipebury barges are used to bury pipelines on smaller pipe installation projects because they are less likely to damage the pipeline being laid or any existing pipelines that the pipeline may cross. Towed jet sleds use a high-pressure stream of air and water that is pumped from the barge to create a trench into which the pipe settles. For larger pipe burying projects, or where deeper trenching is required, we typically use our dedicated bury barge.

The Horizon acquisition also significantly enhanced our ability to provide platform installation and salvage services. We now operate two derrick barges equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, our derrick barges are used to disassemble and remove platforms and prepare them for salvage or refurbishment. Our two derrick barges have lift capacities of 1,000 tons, and 550-tons, respectively. We also have a 360-foot long and 100-foot wide combination derrick/pipelay vessel with a lift capacity of 1,200 tons, which we use to install up to 36” diameter pipe, and to install and remove offshore fixed platforms.

We believe the combination of the scheduling flexibility afforded by our large fleet, the wide range of capabilities of our assets and the advanced technical skills of our personnel distinguishes us from our competitors on the Gulf of Mexico OCS and makes us a leading services provider in this region. Furthermore, we believe that our superior operating capabilities, international experience, existing relationships with globally focused customers and proven acquisition expertise will allow us to achieve a similar leadership position in the other economically attractive international offshore markets in which we operate.

For Additional Information

Our principal executive offices are located at 2500 CityWest Blvd., Suite 2200, Houston, Texas 77042, and our telephone number at that address is (713) 361-2600. We maintain a website at www.caldive.com, where general information about us is available. We have not incorporated the contents of our website into this prospectus.

The Offering

Securities that may be offered by the selling stockholder	61,506,691 shares of our common stock. See “Selling Stockholder” beginning on page 11 of this prospectus.

Use of proceeds	All proceeds from the sale of shares of common stock under this prospectus will be for the account of the selling stockholder. We will not receive any proceeds from the sale of our common stock offered pursuant to this prospectus. See “Use of Proceeds” beginning on page 11 of this prospectus.

New York Stock Exchange symbol	DVR

Risk factors	We recommend that you read the “Risk Factors” section, beginning on page 3 of this prospectus, to understand the risks associated with an investment in our common stock.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus and the documents incorporated by reference when considering whether to purchase our common stock offered by this prospectus. In addition to the following risk factors, we may also be affected in the future by additional risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the events described in the following risks occur, our business, results of operations and financial condition could be materially and adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks.

Risks Relating to the Acquisition of Horizon

We may face difficulties in achieving the expected benefits of the acquisition of Horizon.

The ongoing combination of our business with the former business of Horizon will be challenging, and we may not be able to realize fully the operating efficiencies, synergies, cost savings, or other benefits that we expect from the acquisition. In addition, the costs that we incur to achieve potential synergies, including our ability to amend, renegotiate, or terminate our and Horizon’s prior contractual commitments, may be greater than we expect. We also may suffer employee attrition, a loss of customers or suppliers, a reduction in our revenues, or an increase in our operating or other costs because of the acquisition.

We have higher levels of indebtedness as a result of the acquisition than either we or Horizon had before the acquisition, which could restrict our operations and impair our financial condition.

We borrowed a significant amount of cash to pay the cash portion of the Horizon merger consideration, and, as a result, we have more debt and higher interest expense than we and Horizon collectively had immediately before the merger. We entered into a $675 million five-year credit facility in connection with the merger which replaced our former $250 million revolving credit facility. As of June 30, 2008, we had approximately $344.5 million of long-term debt, including current maturities.

Our higher level of corporate debt may:

•	reduce the availability of our cash flow or limit our ability to obtain additional financing on satisfactory terms to effectively fund our working capital requirements, capital expenditures, acquisitions, investments, and other general corporate requirements;

•	increase our vulnerability to downturns in the general economy or industry;

•	put us at a competitive disadvantage compared to those of our competitors who are not as leveraged;

•	increase our exposure to rising interest rates because a material portion of our borrowings bear adjustable interest rates; and

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

If our cash flow and capital resources are not sufficient to service our debt obligations, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, seek additional equity or debt capital, or restructure or refinance our debt. These measures might not be adequate to permit us to meet our scheduled debt service obligations. A default on these debt obligations could cause a default under our other debt instruments and materially impair our financial condition and liquidity.

Risks Relating to Our Business

Our business largely depends on offshore exploration, development and production activity in the oil and natural gas industry, which is currently at a historically high level and could decline in the future.

Our business is substantially dependent upon the condition of the oil and natural gas industry and, in particular, the willingness of oil and natural gas companies to make capital expenditures for offshore exploration, development and production operations. The level of capital expenditures generally depends on the prevailing views of future oil and natural gas prices, which are influenced by numerous factors, including but not limited to:

•	changes in United States and international economic conditions, including reduced energy demand if there is a recession;

•	demand for oil and natural gas, especially in the United States, China and India;

•	worldwide political conditions, particularly in significant oil-producing regions such as the Middle East, West Africa and Latin America;

•	actions taken by the Organization of Petroleum Exporting Countries, or OPEC;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the rate of decline of existing and new oil and gas reserves;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	the ability of oil and natural gas companies to generate funds or otherwise obtain external capital for exploration, development, construction and production operations;

•	the sale and expiration dates of offshore leases in the United States and overseas;

•	technological advances affecting energy exploration, production, transportation and consumption;

•	weather conditions;

•	environmental or other government regulations both domestic and foreign;

•	domestic and foreign tax policies; and

•	the pace adopted by foreign governments for the exploration, development and production of their oil and gas reserves.

Oil and natural gas prices have been at historically high levels and recent capital spending levels may not be sustainable. A sustained period of low offshore drilling and production activity or the return of lower commodity prices or reduction in industry budgets could reduce demand for our services and would likely have a material adverse effect on our business, financial condition or results of operations.

Market conditions in the marine contracting industry are highly cyclical and subject to rapid change. Due to the short-term nature of most of our contracts, adverse changes in market conditions can have an immediate impact on our results of operations.

Historically, the marine contracting industry has been highly cyclical, with periods of high demand and high dayrates often followed by periods of low demand and low dayrates. Periods of low demand can result in vessels and diving systems being idle. We may be required to idle vessels or diving systems or reduce contract rates in response to market conditions in the future. On the Gulf of Mexico OCS, contracts are generally short-term, and oil and natural gas companies tend to respond quickly to changes in commodity prices. Due to the historical short-term nature of many of our contracts, changes in market conditions can have an immediate impact on our results of operations. In addition, customers generally have the right to terminate our contracts with little or no notice and without penalty. As a result of the cyclicality of our industry, our results of operations are subject to volatility.

Our business is concentrated on the Gulf of Mexico OCS, and the mature nature of this region could result in less exploration, development and production activities in the area, thereby reducing demand for our services.

The Gulf of Mexico OCS is a mature oil and natural gas production region that has experienced substantial exploration, development, construction and production activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Moreover, oil and natural gas companies may be unable to obtain the financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced exploration, development, construction and production activity in the Gulf of Mexico and reduced demand for our services.

Intense competition in our industry may reduce our profitability and weaken our financial condition.

The businesses in which we operate are highly competitive. Our contracts traditionally have been awarded on a competitive bid basis, and while customers may consider, among other things, the reputation, safety record and experience of the contractor, price competition is often the primary factor in determining which qualified contractor is awarded a job. This competition has become more intense in recent years as mergers among oil and natural gas companies have reduced the number of available customers. Contract pricing is partially dependent on the supply of competing vessels. Generally, excess offshore service capacity puts downward pressure on contract rates. If other companies construct new vessels or relocate existing vessels to our markets, competition may further increase and drive down the rates we may charge our customers. We believe that the competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our profitability and weaken our financial condition.

If we fail to manage our growth effectively, our results of operations could be harmed.

We have a history of growing through acquisitions of companies and assets, including the acquisition of Horizon in December 2007, which significantly enhanced our pipelay and pipe burial, installation, decommissioning and salvage services capabilities. We must plan and manage our acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage current and future acquisitions effectively, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management and legal/compliance information systems to keep pace with the growth of our business.

Any future acquisitions could present a number of risks, including but not limited to:

•	incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	failure to integrate the operations or management of any acquired operations or assets successfully and timely;

•	diversion of management’s attention from existing operations or other priorities; and

•	our inability to secure, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

Our business plan anticipates, and is based upon, our ability to successfully complete acquisitions of other businesses or assets. Our failure to do so, or to successfully integrate our acquisitions in a timely and cost effective manner, could have an adverse effect on our business, financial condition or results of operations.

Our operations outside of the United States are subject to additional political, economic, and other uncertainties that could adversely affect our business, financial condition or results of operations, and our exposure to such risks will increase as we expand our international operations.

An element of our business strategy, as advanced through our acquisition of Horizon, is to expand the scope of our operations in international oil and natural gas producing areas such as the Middle East,

Southeast Asia, the Mediterranean, Australia and Latin America. Our operations outside of the United States are subject to risks inherent in foreign operations, including but not limited to:

•	political, social and economic instability;

•	the loss of revenue, property and equipment from hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks;

•	increased operating costs;

•	increases in taxes and governmental royalties;

•	renegotiation or abrogation of contracts with governmental entities;

•	changes in laws and policies governing operations of foreign-based companies;

•	import-export quotas;

•	currency restrictions and exchange rate fluctuations;

•	world economic cycles;

•	limited market access;

•	other uncertainties arising out of foreign government sovereignty over our international operations; and

•	compliance with the Foreign Corrupt Practices Act and similar laws.

In addition, laws and policies of the United States affecting foreign trade and taxation may also adversely affect our international operations.

As our international operations expand, the exposure to these risks will increase. Our business, financial condition or results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

We are the subject of an agreed final judgment that prevents us from making acquisitions of certain saturation diving systems without the consent of the U.S. Department of Justice, which could adversely affect our ability to make strategic acquisitions and increase our revenues and profitability.

As part of the Acergy and Torch acquisitions in 2005, Helix entered into an agreed final judgment or consent decree with the U.S. Department of Justice, or DOJ, to address certain anti-competitive effects of the acquisitions alleged by the DOJ. The final judgment requires Helix, until January 2009, to notify the DOJ of any proposed direct or indirect acquisition of a saturation diving chamber that has been operated in the Gulf of Mexico at any time since October 1, 2002 or any interest in a company that owns or operates such a chamber. We continue to be bound by the consent decree. Since we are not able to make any acquisition of this type without obtaining the consent of the DOJ, our ability to satisfy our customers’ demands for services that require us to use saturation diving chambers and to generate revenues from these services may be limited.

We require highly skilled personnel and the loss of the services of one or more of our key employees, or our failure to attract and retain other highly qualified personnel in the future, could disrupt our operations and adversely affect our financial results.

Our continued success depends on our retention of experienced subsea and marine construction professionals at levels that will allow us to serve our business. Our industry has lost a significant number of these professionals over the past several years for a variety of reasons, and it will be important for us to develop and implement a strategy that will allow us to retain and deploy subsea and marine construction professionals capable of performing our available work. We believe that our success and continued growth are also dependent upon our ability to attract and retain skilled personnel. Unionization or a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in the wage rates we pay, or both. If either of these events occurs for any significant period of time, our revenues and profitability could be diminished and our growth potential could be impaired.

The operation of marine vessels is risky, and we may incur losses or other liabilities that are not covered by insurance and could have a material adverse effect on our financial condition and results of operations.

Marine contracting involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent, including maritime employer’s liability and protection and indemnity insurance which provides coverage for our liability to our employees under the Jones Act and general maritime law, as well as hull insurance on our vessels. Such insurance may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on our business, financial condition or results of operations. Moreover, our ability to maintain adequate insurance in the future at rates that we consider reasonable may be limited. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts and limitations for wind storm damage. The current insurance on our vessels, in some cases, is in amounts approximating book value, which is less than replacement value. In the event of property loss due to a catastrophic marine disaster, mechanical failure or collision, insurance may not cover a substantial loss of revenues, increased costs and other liabilities, and could have a material adverse effect on our operating performance if we were to lose any of our large vessels.

Our contracting business declines in winter, and adverse weather conditions in the Gulf of Mexico can adversely affect our revenues.

Marine operations conducted in the Gulf of Mexico are typically seasonal and depend, in part, on weather conditions. Historically, we have experienced our lowest vessel utilization rates during the first quarter, and to a lesser extent during the fourth quarter, when weather conditions are least favorable for offshore exploration, development and construction activities. As is common in the industry, we typically bear the risk of delays caused by some, but not all, adverse weather conditions. Accordingly, our results in any one quarter are not necessarily indicative of annual results or continuing trends.

Our original estimates of the costs associated with our qualified turnkey projects and capital projects may be incorrect and result in reduced profitability, losses or cost over-runs on those projects.

Many of our projects are performed on a qualified turnkey basis where a defined work scope is delivered for a fixed price and extra work, which is subject to customer approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, and the performance of others, such as alliance partners or subcontractors. These variations and risks inherent in the marine construction business may result in our experiencing reduced profitability or losses on projects. In addition, estimates for capital projects, including recertification costs, may be inadequate, resulting in cost over-runs, due to unknown factors associated with the work to be performed and market conditions.

We are subject to extensive federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our marine construction, intervention, inspection, maintenance and decommissioning operations are subject to extensive laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. Due to adverse operating market conditions or unfavorable financing conditions, there may be occasions when certain recertification efforts may be postponed, shelving certain vessel operations temporarily, until more favorable market or cost of capital conditions arise. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations that may, for instance, require us to obtain additional permits, approvals and certificates for proposed projects. Any actual or alleged violation of permit requirements or failure to obtain any required permit could result in restrictions or prohibitions on our operations or criminal sanctions. Alternatively, we may have to incur substantial expenditures to obtain, maintain or renew authorizations to conduct existing projects. If a project is unable to function as planned due to changing requirements or local opposition, we may suffer expensive delays, extended periods of non-operation or significant loss of value in a project. All such costs may have a negative effect on our business, financial condition or results of operations. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition or results of operations.

We may incur substantial costs and liabilities with respect to environmental, health and safety laws and regulations.

We may incur substantial costs and liabilities as a result of environmental, health and safety requirements relating to, among other things, our marine construction and intervention, inspection, maintenance and decommissioning operations. These costs and liabilities could arise under a wide range of environmental, health and safety laws, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in assessment of administrative, civil, and criminal penalties, imposition of cleanup and site restoration costs and liens, and the issuance of orders enjoining or limiting our current or future operations. Compliance with these laws and regulations also increases the cost of our operations and may prevent or delay the commencement or continuance of a given operation. In addition, claims for damages, including damages for natural resources, to persons or property may result from environmental and other consequences of our operations.

Strict, joint and several liability to remediate contamination may be imposed under certain environmental laws, which could cause us to become liable for, among other things, the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New or modified environmental, health or safety laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. Therefore, the costs to comply with environmental, health or safety laws or regulations or the liabilities incurred in connection with them could significantly and adversely affect our business, financial condition or results of operations.

A possible terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for our services. Oil and gas related facilities and assets, including our marine equipment, could be direct targets for terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Our operations in international areas abroad may increase our exposure to these risks.

Risks Relating to Our Relationship with the Selling Stockholder and to our Common Stock

We have a limited operating history as an independent company and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results.

Our historical financial information incorporated by reference in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as an independent publicly traded company during the periods presented or those results we will achieve in the future. This is primarily a result of the following factors:

•	Our historical financial results reflect allocations of corporate expenses from Helix. Those allocations may be different from the comparable expenses we would have incurred had we operated as an independent publicly traded company.

•	Our working capital requirements and funding for maintenance capital expenditures, strategic investments and acquisitions have historically been part of the corporate-wide cash management program of Helix. Following our initial public offering in December 2006, we have been solely responsible for the provision of funds to finance our working capital and other cash requirements.

Helix continues to own a controlling interest in our company and the interests of Helix may conflict with those of our other stockholders, and other stockholders’ voting power may be limited.

As of August 15, 2008, Helix owned approximately 58.1% of our common stock. As long as Helix continues to own shares of our common stock representing more than 50% of the total voting power, it has the right to direct the election and removal of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, or acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Helix has the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us. Because Helix’s interests as our controlling stockholder may differ from the interests of our other stockholders, actions taken by Helix with respect to us may not be favorable to such other stockholders.

Prior to the completion of our initial public offering, we entered into a Master Agreement, a Corporate Services Agreement and a number of other agreements with Helix setting forth various matters governing our relationship with Helix as long as it owns 50% or more of our common stock. These agreements govern our relationship with Helix and allow Helix to retain control over, among other things, the provision of corporate services to us and our ability to make certain acquisitions or to merge or consolidate or to sell all or substantially all our assets. The rights of Helix under these agreements may allow Helix to delay or prevent an acquisition of us that our other stockholders may consider favorable. We will not be able to terminate these agreements or amend them in a manner we deem more favorable so long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock.

Conflicts of interest may arise between Helix and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between Helix and us in a number of areas relating to our past and ongoing relationships. Of our six person board, one of our directors serves as a director and executive officer of Helix, and another of our directors serves as a director of Helix. For as long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it will have the ability to direct the election and removal of all the members of our board of directors and to exercise a controlling influence over our business and affairs.

Areas in which conflicts of interest between Helix and us could arise include, but are not limited to, the following:

•	Cross directorships and stock ownership. The ownership interests of our directors or executive officers in the common stock of Helix or service as a director of both Helix and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions where we and Helix have different or potentially competing interests. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by Helix, (ii) disagreement over the desirability of a potential acquisition or other corporate opportunity, (iii) employee retention or recruiting or (iv) our dividend policy.

•	Intercompany transactions. From time to time, Helix or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of Helix and us and subject to the approval of the independent directors on our board or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained from an independent third party. Under the Master Agreement, at Helix’s request, we will continue to contract vessels and related equipment owned by us to Helix at prevailing market rates.

•	Intercompany agreements. Pursuant to agreements we entered into with Helix just prior to the time of our initial public offering, Helix provides us with certain internal audit, tax and other services. Payments for these services allow Helix to fully recover the allocated direct costs of providing these services, plus all out-of-pocket costs and expenses. In addition, we have entered into a number of intercompany agreements covering matters such as tax sharing and our responsibility for certain liabilities previously incurred by Helix for certain of its businesses. We negotiated the original terms of these agreements with Helix in the context of a parent-subsidiary relationship and not as the result of arm’s length negotiations. In addition, conflicts could arise in the interpretations of any extension or renegotiation of these agreements in the future.

If Helix engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to operate successfully and expand our business may be hampered.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Helix may:

•	engage in the same or similar business activities or lines of business as us, or

•	do business with any of our clients, customers or vendors.

In addition, the corporate opportunity policy set forth in our amended and restated certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and Helix and its officers and directors who are directors of our company, on the other hand. The policy provides that if Helix acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Helix and us, we will be deemed to have renounced our interest in the corporate opportunity. It also provides that if one of our directors who is also a director or officer of Helix learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, we will have renounced our interest in the corporate opportunity, unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director.

If one of our directors, who also serves as a director or officer of Helix, learns of a potential transaction or matter that may be a corporate opportunity for both Helix and us, our amended and restated certificate of incorporation provides that the director will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Helix’s actions with respect to that corporate opportunity.

This policy could result in Helix independently pursuing and capitalizing upon corporate opportunities in which both we and Helix have, or may have, an interest.

Future sales or distributions of our shares by Helix could depress the market price for shares of our common stock.

Helix may sell all or part of the shares of our common stock that it owns or distribute those shares to its stockholders. Sales or distributions by Helix of a significant number of shares of our common stock in the public market or to its stockholders could adversely affect prevailing market prices for our common stock. Helix is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any shares of our common stock.

We will not have control over certain tax decisions and could be liable for income taxes owed by Helix.

Prior to the closing of our initial public offering, we and certain of our subsidiaries were included in Helix’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Helix or one or more of its subsidiaries for foreign, state and local income tax purposes. Under our Tax Matters Agreement with Helix, Helix has the right to prepare and file income tax returns that include us or our subsidiaries if Helix has any responsibility for the taxes shown on such income tax returns. The Tax Matters Agreement grants Helix the sole authority to respond to and conduct all tax proceedings (including tax audits) relating to such income tax returns. This arrangement may result in conflicts of interest between Helix and us. For example, under the Tax Matters Agreement, Helix is able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Helix and detrimental to us.

We could be responsible for taxes resulting from the transfer of assets to us by Helix.

In connection with our initial public offering, Helix and its affiliates transferred to us the assets related to our business. Under the Tax Matters Agreement, Helix is generally responsible for any taxes resulting from such transfer. However, under the Tax Matters Agreement, we have agreed to be responsible for any additional taxes that may result from actions we take.

Our stock ownership by Helix, provisions in our agreements with Helix and our corporate governance documents and Delaware law may delay or prevent an acquisition of us that our other stockholders may consider favorable.

For as long as Helix continues to own shares of our common stock representing more than 50% of the total voting power of our common stock, it has the ability to control decisions regarding an acquisition of us by a third party. In addition, our amended and restated certificate of incorporation, bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, supermajority voting requirements for stockholders to amend our organizational documents, restrictions on a classified board of directors and limitations on action by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder action by written consent, only become effective once Helix no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. These restrictions under Delaware law do not apply to Helix until it beneficially owns less than 15% of our common stock and subsequently increases its shareholdings to once again beneficially own at least 15% of our common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

SELLING STOCKHOLDER

We were organized in February 2006 as a Delaware corporation to facilitate the transfer of Helix’s shallow water marine contracting business to us. Prior to that, we operated as a division of Helix. As of August 15, 2008, Helix owned approximately 58.1% of the outstanding shares of our common stock.

As long as Helix continues to own shares of our common stock representing more than 50% of the total voting power, it will have the ability to direct the election and removal of all members of our board of directors and to exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving our company, or acquisition or disposition of assets, the incurrence of indebtedness by us, the issuance of any additional common stock or other equity securities by us, the repurchase or redemption of common stock or preferred stock by us and the payment of dividends by us. Similarly, Helix has the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of our company. Because Helix’s interests as our controlling stockholder may differ from the interests of our other stockholders, actions taken by Helix with respect to us may not be favorable to such other stockholders.

Prior to the completion of our initial public offering, we also entered into a Master Agreement, a Corporate Services Agreement, and a number of other agreements with Helix setting forth various matters governing our relationship with Helix while it remains a significant stockholder in our company. These agreements govern our relationship with Helix and allow Helix to retain control over, among other things, the provision of corporate services to us and our ability to make certain acquisitions or to merge or consolidate or to sell all or substantially all our assets.

This prospectus relates to the resale from time to time of up to a total of 61,506,691 shares of our common stock by Helix.

The following table sets forth certain information as of August 15, 2008 regarding the beneficial ownership of common stock by the selling stockholder and the shares being offered by the selling stockholder. Information with respect to beneficial ownership is based upon information obtained from the selling stockholder.

	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Before Offering(2)		Being	After Offering(3)
Name and Address of Beneficial Owner	Number	Percent	Offered	Number	Percent

Helix Energy Solutions Group, Inc.(1)	61,506,691	58.1%	61,506,691	0	—

(1)	The address of Helix Energy Solutions Group, Inc. is 400 North Sam Houston Parkway East, Houston, Texas 77060.

(2)	Percentages are based on approximately 105.9 million shares of common stock that were outstanding as of August 15, 2008.

(3)	The selling stockholder has not informed us, and we do not know, when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may offer all, some, or none of the shares of common stock that it owns pursuant to this offering, and because there are currently no agreements, arrangements or undertaking with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

PLAN OF DISTRIBUTION

The selling stockholder may from time to time sell any or all of its shares of common stock. The selling stockholder may use any one or more of the following methods (or in any combination) from time to time:

•	through underwriters or dealers for resale to the public or to investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents;

•	through public or privately negotiated transactions; or

•	any other method permitted pursuant to applicable law.

If the selling stockholder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholder may agree to indemnify any dealer, broker or agent that participates in the transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The shares of common stock may be offered and sold from time to time in one or more transactions, including:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These offers and sales may be effected from time to time in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	in ordinary brokerage transactions;

•	through the writing of options, convertible securities or other contracts or agreements to be satisfied by the delivery of shares of common stock;

•	through short sales;

•	through privately negotiated transactions;

•	through a combination of such methods; or

•	through other types of transactions.

In connection with sales of common stock or otherwise, and subject to applicable restrictions under the Securities Exchange Act of 1934 (the “Exchange Act”), including those identified below, the selling stockholder may enter into hedging transactions with broker-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder also may transfer shares of common stock in other circumstances in which case the transferees or other successors in interest will be the selling stockholder for purposes of this prospectus. The selling stockholder may sell short the common stock in connection with establishing “put-equivalent” positions permitted under Section 16(c) of the Exchange Act, and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act of 1933, as amended, may be sold under Rule 144 or another available exemption, rather than under this prospectus.

The selling stockholder and any broker-dealers or agents that are involved in selling the common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. To the extent the selling stockholder is a broker-dealer, it is, according to SEC interpretations, an “underwriter” within the meaning of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.

EXPERTS

The consolidated and combined financial statements of Cal Dive International, Inc. and subsidiaries appearing in Cal Dive International, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Cal Dive International, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statistical information regarding offshore drilling and completion spending incorporated by reference in this prospectus has been derived from information compiled and classified by Spears & Associates, Inc. included in Cal Dive International, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We maintain an internet site at www.caldive.com that contains information about our business. The information contained on our internet site or any other internet site is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain information we later file with the SEC will automatically update and supersede this information. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is completed; provided, however, that we are not incorporating by reference any information furnished under Items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) of Form 8-K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008;

•	Our Current Reports on Form 8-K filed February 19, 2008, February 29, 2008, March 11, 2008, May 1, 2008 and July 31, 2008, including any amendments or reports filed for the purpose of updating such Current Reports, which are also hereby incorporated by reference;

•	The portions of our definitive Proxy Statement filed on April 8, 2008 incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on December 11, 2006, which incorporates by reference the description of our common stock included in our Registration Statement on Form S-1 (Registration No. 333-134609), initially filed on May 31, 2006, including any amendments or reports filed for the purpose of updating such description, which is also incorporated by reference herein.

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the termination of the offering.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

At your request, we will provide you with a free copy of these filings. You may request copies by writing or telephoning us at:

Cal Dive International, Inc.
2500 CityWest Blvd., Suite 2200
Houston, Texas 77042
Attn: Lisa M. Buchanan
Phone: (713) 361-2600

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is not an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.